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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 6-K/A
                                 Amendment No. 1

          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003

                        Commission File Number: 001-14568

                                   IPSCO INC.
             (Exact name of registrant as specified in its charter)

              P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F         Form 40-F   x
                            -----             -----

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                  Yes               [   ]            No                [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____.

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                                Explanatory Note

By this Amendment No. 1, IPSCO Inc. amends its report on Form 6-K filed June 2, 2003 (the "Original Form 6-K")to replace the consolidated interim financial statements and notes contained therein set forth in Exhibit 1 to the Original Form 6-K with the revised consolidated interim financial statements and notes thereto attached as Exhibit 99.1 to this Amendment No. 1. Changes made to such revised consolidated interim financial statements include (i) the reconciliation of EBITDA to cash flows from operations, rather than net income, and (ii) the removal of references to other Non-GAAP measures, including EBIT and free cash flow.


This Amendment No. 1 does not modify or update the disclosure in the Original Form 6-K in any way other than as required to reflect the amendment discussed above and reflected below.

                                  Exhibit Index

       Exhibit No.          Description
       -----------          -----------
          99.1              Consolidated Interim Financial Statements


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 IPSCO Inc.
                                                 (Registrant)
Date: November 7, 2003
                                                 By: /s/ George H. Valentine
                                                     ---------------------------

                                                 George H. Valentine
                                                 Vice President, General Counsel
                                                 and Corporate Secretary